Exhibit 5

Buyer Consortium Commences a Solicitation of Consents from

Shareholders of Hollysys Automation Technologies to

Seek Support on Shareholder Resolutions Regarding its

$17.10 Per Share in Cash Acquisition Proposal

June 29, 2021 12:24 AM Eastern Daylight Time

BEIJING--(BUSINESS WIRE)--The buyer consortium (the “Consortium”) consisting of CPE Funds Management Limited, Mr. Shao Baiqing, and Ace Lead Profits Limited today commenced a solicitation of consents from shareholders of Hollysys Automation Technologies Ltd. (NASDAQ: HOLI) (the “Company” or “Hollysys”) regarding the Consortium’s proposed acquisition of the Company. The Consortium is mailing a letter to large beneficial-owner shareholders through their banks and brokers, along with a WHITE consent card. It is also posting instructions for how registered shareholders may submit consents on the dedicated website at Hollysyspublicsolicitation.net.

Hollysys shareholders as of June 24, 2021 are eligible to submit consents. Shareholders with questions about how to submit consents should promptly contact Innisfree M&A Incorporated, the firm assisting the Consortium with the consent solicitation, at +1 (877) 750-9501 (toll-free from the U.S. and Canada), or at +1 (412) 232-3651 (from other locations), during the hours of 10:00 a.m-7:00 p.m. Eastern Standard Time, Monday-Friday, and 10:00 a.m.-2:00 p.m. Eastern Standard Time on Saturdays. Shareholders may also seek assistance by email to Innisfree at HOLIconsent@innisfreema.com.

The full text of the Consortium’s letter being mailed to Hollysys shareholders is as follows:

Dear Fellow Shareholder, We, the buyer consortium (the “Consortium” or “we”) consisting of CPE Funds Management Limited, Mr. Shao Baiqing, and Ace Lead Profits Limited, are soliciting consents from shareholders of Hollysys Automation Technologies Ltd. (NASDAQ: HOLI) (the “Company” or “Hollysys”) to advance the proposed acquisition (the “Proposed Acquisition”) of all outstanding ordinary shares of the Company not already owned by the Consortium at a price of $17.10 per share in cash (“Per Share Offer Price”) pursuant to the revised binding proposal (the “Acquisition Proposal”) submitted by us on January 29, 2021. The Per Share Offer Price represents a premium of 37% to the closing price of the Company’s shares on December 4, 2020 (the last trading day preceding the date of the Consortium’s initial acquisition proposal), a premium of 48% to the 90-day volume-weighted average price as of December 4, 2020, and a premium of 21% to the closing price of $14.16 on June 25, 2021.

This solicitation, if successful, will facilitate the Consortium’s efforts to proceed with the Proposed Acquisition despite the inaction of the board of directors of the Company (the “Board”). If shareholders holding more than 50% of the outstanding shares of the Company deliver their consents to the resolutions as provided in the consent card, such resolutions will become effective pursuant to the Company’s articles of association and the BVI Business Companies Act 2004. The intention of these resolutions is, among others, to limit the Board’s power to invoke and exercise rights pursuant to the Company’s existing “poison pill” in respect of the Proposed Acquisition. These approved resolutions, even after becoming effective, do not constitute an approval and authorization of the Proposed Acquisition by shareholders. Shareholders of the Company will be entitled to consider and vote upon the Proposed Acquisition at a special shareholder meeting to be called by the Board following the execution of a definitive merger agreement between the Consortium and the Company in respect of the Proposed Acquisition.

We Urge Shareholders to Take Immediate Actions - Time is of the Essence

Please review the instructions provided under the “How to Consent” section on the dedicated website at Hollysyspublicsolicitation.net to see how you will receive the consent materials, including the WHITE consent card. Please then submit your consent by following the instructions on the enclosed WHITE consent card by signing, dating and returning the enclosed WHITE consent card in the postage-paid envelope provided.

Given the urgency of the situation, please submit your signed WHITE consent card to us as soon as possible before July 22, 2021. Your executed consent will remain revocable until we obtain consents from shareholders holding more than 50% of the outstanding shares of the Company.

As detailed on the consent card, we seek your consent with regard to the following resolutions:

1.	the Per Share Offer Price is acceptable to the shareholders of the Company;

2.	the Board shall expeditiously enter into discussion with the Consortium with a view to enter into a definitive merger agreement in a timely manner in respect of the Proposed Acquisition at the Per Share Offer Price;

3.	the Rights Agreement shall be unexercisable in respect of the Proposed Acquisition, the Tender Offer (as defined in the shareholder consent document) and Consortium Actions (as defined in the shareholder consent document);

4.	the Company shall not issue (or agree to issue) any shares with special rights or at a discount to the current market value of the ordinary shares of the Company without the prior approval of a resolution of the Company’s shareholders; and

5.	each director of the Company shall take all other actions necessary or desirable to give effect to the foregoing resolutions, including taking all actions (or refraining from taking any actions, as the case may be) necessary to render all rights under the Rights Agreement unexercisable in respect of the Proposed Acquisition, the Tender Offer or Consortium Action.

Why We Need Shareholders’ Support

Five months have passed since the Consortium submitted the Acquisition Proposal on January 29, 2021, and yet the Board has not provided any updates on its review of the Acquisition Proposal. Neither did the Board ever engage with the Consortium to discuss the Acquisition Proposal despite our frequent public urging to the Board to do so and multiple warnings to the Board of it breaching its fiduciary duties for not acting on the Acquisition Proposal.

In the meantime, the Board and management are running the Company into the ground. The Company’s operational and financial conditions have been in a downward spiral since the abrupt removal of previous management without cause in July 2020. A close look at the financial results of operations for the nine-month period ended March 31, 2021 reveals significantly deteriorating financial and operational conditions of the Company. For example:

●	Net operating cash flow has fallen from a positive $33.4 million as of December 31, 2020 to a negative $6.4 million as of March 31, 2021, a shocking $40 million drop in just one quarter.

●	Net operation cash inflow dwindled from $117.5 million for the first three quarters of fiscal year 2020 to $48.6 million for the same period of fiscal year 2021, an almost 60% drop.

●	Revenue and gross margin all decreased compared to pre-pandemic periods in 2019, while total operating expenses jumped 48% compared to 2019.

●	Net income in the quarter and the nine-month period ended March 31, 2021 reduced significantly by 44% and 33%, respectively, compared to the same periods in 2019.

While the Company is being badly mismanaged, the Company has issued an astonishing number of shares to its management and board members, presumably for nominal consideration, at an accelerating pace. Based on the information disclosed in the Company’s quarterly financials, the Company issued 318,000 new shares in the second fiscal quarter of 2021 (from October 1, 2020 to December 31, 2020), and another 420,000 new shares in the most recent third fiscal quarter of 2021 (from January 1, 2021 to March 31, 2021) – 738,000 new shares in two quarters. By contrast, the Company only issued a total of 195,000 new shares for whole fiscal year 2020 (from July 1, 2019 to June 30, 2020).

Shareholders may be wondering how the Board can just “sit on” the Acquisition Proposal for five months doing NOTHING, while misusing the Company’s money and resources to its heart’s content and why the Consortium cannot simply acquire control of the Company by purchasing shares from the open market or launching a tender offer.

In fact, this is because the Company has strongly and egregiously entrenched itself against shareholders’ interests. The Company has an active “poison pill” that prohibits anyone from becoming a shareholder of 15% or more of the outstanding shares without the Board’s approval. The pill on its face would be triggered even by the Consortium’s commencement or announcement of a tender offer, whether or not the Consortium ultimately accepts the shares. Additionally, after we submitted our initial acquisition proposal in December 2020, on January 7, 2021 the Board hastily passed, without shareholder approval, highly objectionable amendments to the Company’s already extremely board-friendly charter.

As such, the Acquisition Proposal cannot proceed unless shareholders are able to deliver a strong mandate to the Board that it must take immediate action to enable the Acquisition Proposal to move forward.

How You Can Support the Acquisition Proposal

Please submit your consent by following the instructions on the enclosed WHITE consent card by signing, dating and returning the WHITE consent card in the postage-paid envelope provided. Given the urgency of the situation, please return your signed WHITE consent card to us as soon as possible before July 22, 2021.

What Happens if the Consortium Obtains Insufficient Shareholder Consents

Although the Consortium is committed to consummating the Proposed Acquisition, we may have to abandon it if we cannot timely obtain sufficient shareholder consents. The Company’s value is diminishing rapidly. Unless the Proposed Acquisition can be executed and consummated quickly, the fundamentals of the Company may soon no longer justify a purchase price of $17.10 per share.

By way of example, on December 21, 2020, J.P. Morgan’s analysts report provided forecast of the company’s stock price at $16.10 per share. J.P. Morgan subsequently lowered it to $15 per share in its analysts report issued on March 30, 2021 and maintained its $15 per share forecast in its analysts report issued on May 14, 2021. Relatedly the Company’s stock price has been performing poorly, far below $17.10.

Conclusion

We strongly believe that the Proposed Acquisition will avail each shareholder of a direct path to realizing immediate liquidity and a highly compelling premium for their shares, with far greater certainty than if the Company were to remain a U.S. publicly traded company with a poor management team who neither know how to operate the business nor care about the Company or its shareholders, during a time of persisting uncertain economic and U.S. regulatory environment.

At this critical time, we ask all shareholders to please stand up for your best interests and make your voices heard. Please deliver a mandate to the Board that it cannot ignore by submitting your consent using the WHITE consent card as soon as possible and in any event before July 22, 2021, in support of our efforts to advance the Proposed Acquisition.

Thank you for your support,

Shao Baiqing

Ace Lead Profits Limited

CPE Funds Management Limited

Shareholders with questions about how to submit their consent may contact:

INNISFREE M&A INCORPORATED

+1 (877) 750-9501 (toll-free from the U.S. and Canada) or

+1 (412) 232-3651 (from other locations)

(10:00 a.m.-7:00 p.m. Eastern Standard Time, Monday-Friday, and 10:00 a.m.-2:00 p.m. Eastern Standard Time, on Saturdays)

Shareholders may also inquire by email at HOLIconsent@innisfreema.com.

Contacts

Jinxiang Guo

Executive Director

CPE Funds Management Limited

Email: guojinxiang@cpe-fund.com

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